SPA ETF Trust

Tower 49

12 East 49th Street

New York, New York 10017

May 22, 2008

Mr. James O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:

SPA ETF Trust--Request for Withdrawal of Post-Effective Amendments No. 13 and 14 to the Trust’s Registration Statement filed on Form N-1A under the Securities Act of 1933 (File Nos. 333-144856 and 811-22103)

Dear Mr. O’Connor:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), SPA ETF T rust (the “Trust”) hereby requests withdrawal of Post-Effective Amendments No. 13 and 14 to the Trust’s Registration Statement filed on Form N-1A (Accession Nos. 0001104659-08-034886 and 0001104659-08-034887, respectively), filed on May 21, 2008 (each an “Amendment” and, together, the “Amendments”).

The Amendments were filed electronically with the Securities and Exchange Commission in error with the incorrect series codes identifiers. We will refile these amendments using the correct series codes identifiers applicable to the filing. No securities have been issued or sold in connection with the Amendments.

If you have any questions, please feel free to contact me at +44 (20) 7396 3200 or Kristin M. Hester at (212) 878-3191. Thank you.

Sincerely yours,

SPA ETF Trust

By:	/s/ Antony Peter Drain______
Antony Peter Drain
President